Exhibit 99.1

Brookfield Infrastructure Corporation Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 16, 2022 – Brookfield Infrastructure Corporation (the “Corporation”) (TSX, NYSE: BIPC) today announced that all eight nominees proposed for election to the board of directors by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the Corporation’s annual meeting of shareholders held on June 16, 2022 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 220,762,212 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the eight directors:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	248,352,731	94.25%	15,138,045	5.75%
William Cox	261,501,381	99.24%	1,989,395	0.76%
John Fees	259,050,092	98.31%	4,440,683	1.69%
Roslyn Kelly	263,330,844	99.94%	159,933	0.06%
John Mullen	259,579,478	98.52%	3,911,298	1.48%
Daniel Muñiz Quintanilla	261,202,595	99.13%	2,288,180	0.87%
Anne Schaumburg	261,526,166	99.25%	1,964,611	0.75%
Rajeev Vasudeva	263,139,508	99.87%	351,268	0.13%

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR at www.sedar.com.

Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$725 billion of assets under management. For more information, go to www.brookfield.com.

Contact information:

Media: Sebastien Bouchard Senior Vice President, Communications (416) 943-7937 sebastien.bouchard@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com